FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 The interest rate payable after June 2015 is the sum of the three-month Euribor plus 0.93%.
5 This subordinated note is measured at amortised cost in HSBC Holdings, where the interest rate risk is hedged using a fair value hedge, while it is measured at fair value in the Group.
6 In June 2013, HSBC Holdings called its US$1,250m 4.61% fixed/floating subordinated notes at par.
7 In January 2014, HSBC Holdings gave notice that it will call and redeem the €1,400m 5.3687% fixed/floating subordinated notes at par in March 2014.

33 Maturity analysis of assets, liabilities and off-balance sheet commitments

The table on page 533 provides an analysis of consolidated total assets, liabilities and off-balance sheet commitments by residual contractual maturity at the balance sheet date. Asset and liability balances are included in the maturity analysis as follows:

• except for reverse repos, repos and debt securities in issue, trading assets and liabilities (including trading derivatives) are included in the 'Due not more than 1 month' time bucket, and not by contractual maturity because trading balances are typically held for short periods of time;

• financial assets and liabilities with no contractual maturity (such as equity securities) are included in the 'Due over 5 years' time bucket. Undated or perpetual instruments are classified based on the contractual notice period which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the 'Due over 5 years' time bucket;

• non-financial assets and liabilities with no contractual maturity (such as property, plant and equipment, goodwill and intangible assets, current and deferred tax assets and liabilities and retirement benefit liabilities) are included in the 'Due over 5 years' time bucket;

• financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction; and

• liabilities under insurance contracts are included in the 'Due over 5 years' time bucket. Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are classified based on the contractual notice period investors are entitled to give. Where there is no contractual notice period, undated contracts are included in the 'Due over 5 years' time bucket.

Loan and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

HSBC

Maturity analysis of assets and liabilities

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks....................................	166,599	-	-	-	-	-	-	-	166,599
Items in the course of collection from other banks ..........	6,021	-	-	-	-	-	-	-	6,021
Hong Kong Government certificates of indebtedness .......	25,220	-	-	-	-	-	-	-	25,220
Trading assets ..................................................................	296,396	3,098	1,536	2,062	100	−	−	−	303,192
- reverse repos ............................................................	3,324	3,098	1,536	2,062	100	−	−	−	10,120
- other trading assets ..................................................	293,072	-	-	-	-	-	-	-	293,072

Financial assets designated at fair value ............................	1,929	254	494	426	328	2,145	2,819	30,035	38,430
Derivatives ......................................................................	277,747	48	88	389	552	716	1,486	1,239	282,265
- trading .....................................................................	277,709	-	-	-	-	-	-	-	277,709
- non-trading ..............................................................	38	48	88	389	552	716	1,486	1,239	4,556

Loans and advances to banks ...........................................	144,558	41,509	6,886	1,910	2,164	6,966	3,164	4,364	211,521
- reverse repos ............................................................	68,007	19,402	1,489	481	874	837	385	−	91,475
- other loans and advances to banks ............................	76,551	22,107	5,397	1,429	1,290	6,129	2,779	4,364	120,046

Loans and advances to customers .....................................	296,971	89,390	59,851	30,031	33,392	88,241	182,525	299,903	1,080,304
- personal ...................................................................	43,805	8,929	8,561	6,603	7,578	26,915	58,611	243,124	404,126
- corporate and commercial ........................................	173,965	58,038	43,723	19,896	21,092	53,887	113,897	53,981	538,479
- financial ...................................................................	79,201	22,423	7,567	3,532	4,722	7,439	10,017	2,798	137,699
of which:
- reverse repos ........................................................	66,235	15,927	3,798	758	1,198	299	−	−	88,215

Financial investments ......................................................	34,331	48,053	35,877	22,353	18,816	50,711	105,340	110,444	425,925
Assets held for sale ..........................................................	1,067	541	193	199	229	156	373	744	3,502
Accrued income ...............................................................	3,593	2,312	619	644	148	653	581	1,626	10,176
Other financial assets .......................................................	14,059	4,831	1,655	526	323	324	73	2,166	23,957

Total financial assets ...................................................	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	450,521	2,577,112

Non-financial assets .........................................................	-	-	-	-	-	-	-	94,206	94,206

Total assets ....................................................................	1,268,491	190,036	107,199	58,540	56,052	149,912	296,361	544,727	2,671,318

Maturity analysis of assets and liabilities (continued)

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial liabilities
Hong Kong currency notes in circulation ............................	25,220	-	-	-	-	-	-	-	25,220
Deposits by banks ...............................................................	113,566	7,492	3,329	858	661	737	1,922	647	129,212
- repos ..........................................................................	37,268	3,561	1,533	−	343	−	−	−	42,705
- other deposits by banks ..............................................	76,298	3,931	1,796	858	318	737	1,922	647	86,507

Customer accounts1 ............................................................	1,328,563	70,180	31,990	17,415	19,272	8,717	5,937	738	1,482,812
- personal .....................................................................	572,514	33,956	16,953	10,544	10,520	6,093	5,138	59	655,777
- corporate and commercial ..........................................	506,902	21,209	7,414	2,717	3,786	1,643	674	140	544,485
- financial .....................................................................	249,147	15,015	7,623	4,154	4,966	981	125	539	282,550

of which: repos ...........................................................	98,869	9,497	5,050	3,711	3,888	−	−	500	121,515

Items in the course of transmission to other banks .............	6,910	−	−	−	−	−	−	−	6,910
Trading liabilities ................................................................	161,231	11,405	4,886	2,844	3,653	6,323	7,979	8,704	207,025
- repos ..........................................................................	2,565	9,763	2,715	1,012	1,279	87	−	-	17,421
- debt securities in issue .................................................	1,217	1,642	2,171	1,832	2,374	6,236	7,979	8,704	32,155
- other trading liabilities ................................................	157,449	-	-	-	-	-	-	-	157,449

Financial liabilities designated at fair value ..........................	4,907	157	92	2,266	68	9,348	21,544	50,702	89,084
- debt securities in issue: covered bonds .........................	−	−	−	1,268	−	230	2,841	3,257	7,596
- debt securities in issue: otherwise secured ....................	−	−	−	−	−	−	−	−	−
- debt securities in issue: unsecured ................................	3,511	5	45	945	11	8,876	18,117	14,256	45,766
- subordinated liabilities and preferred securities ............	−	121	−	−	−	21	−	21,773	21,915
- other ..........................................................................	1,396	31	47	53	57	221	586	11,416	13,807

Derivatives .........................................................................	269,816	33	95	84	61	563	1,978	1,654	274,284
- trading ........................................................................	269,739	-	-	-	-	-	-	-	269,739
- non-trading ................................................................	77	33	95	84	61	563	1,978	1,654	4,545

Debt securities in issue ........................................................	20,739	8,280	15,734	7,442	8,106	18,552	19,850	5,377	104,080
- covered bonds .............................................................	−	−	−	−	−	6	92	−	98
- otherwise secured ........................................................	10,450	1,051	675	1,260	764	1,857	2,313	1,013	19,383
- unsecured ....................................................................	10,289	7,229	15,059	6,182	7,342	16,689	17,445	4,364	84,599

Liabilities of disposal groups held for sale ...........................	2,125	208	131	98	107	49	42	5	2,765
Accruals .............................................................................	6,016	3,950	1,388	584	741	811	618	460	14,568
Subordinated liabilities ........................................................	21	28	1,171	144	6	1,435	3,406	22,765	28,976
Other financial liabilities ....................................................	17,126	6,317	1,759	598	751	971	932	471	28,925

Total financial liabilities ...............................................	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	91,523	2,393,861

Non-financial liabilities ......................................................	-	-	-	-	-	-	-	86,998	86,998

Total liabilities ................................................................	1,956,240	108,050	60,575	32,333	33,426	47,506	64,208	178,521	2,480,859

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks ...................................	141,532	-	-	-	-	-	-	-	141,532
Items in the course of collection from other banks ..........	7,303	-	-	-	-	-	-	-	7,303
Hong Kong Government certificates of indebtedness ........	22,743	-	-	-	-	-	-	-	22,743
Trading assets ..................................................................	382,654	12,506	9,829	248	3,169	405	-	-	408,811
- reverse repos ............................................................	92,525	12,506	9,829	248	3,169	405	-	-	118,682
- other trading assets ..................................................	290,129	-	-	-	-	-	-	-	290,129

Financial assets designated at fair value ............................	437	576	425	526	239	2,462	3,545	25,372	33,582
Derivatives ......................................................................	354,222	65	252	22	227	596	1,127	939	357,450
- trading .....................................................................	353,803	-	-	-	-	-	-	-	353,803
- non-trading ..............................................................	419	65	252	22	227	596	1,127	939	3,647

Loans and advances to banks ............................................	104,397	22,683	5,859	2,292	5,032	6,238	2,027	4,018	152,546
- reverse repos ............................................................	28,832	3,101	2,071	356	963	138	-	-	35,461
- other loans and advances to banks ............................	75,565	19,582	3,788	1,936	4,069	6,100	2,027	4,018	117,085

Loans and advances to customers .....................................	221,242	69,709	47,507	29,659	71,928	59,100	194,147	304,331	997,623
- personal ...................................................................	49,042	8,578	7,242	6,763	9,547	17,696	66,684	241,329	406,881
- corporate and commercial ........................................	138,999	49,166	35,463	19,334	53,766	38,070	119,330	55,910	510,038
- financial ...................................................................	33,201	11,965	4,802	3,562	8,615	3,334	8,133	7,092	80,704
of which:
- reverse repos ........................................................	19,847	10,640	2,310	1,050	554	250	-	-	34,651

Financial investments ......................................................	28,085	51,339	33,996	14,072	26,478	61,443	93,127	112,561	421,101
Assets held for sale ...........................................................	4,953	298	515	125	669	519	1,079	9,964	18,122
Accrued income ...............................................................	2,776	2,325	739	493	542	164	217	1,284	8,540
Other financial assets .......................................................	13,383	3,486	1,759	337	745	332	372	3,170	23,584

Total financial assets .......................................................	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	461,639	2,592,937

Non-financial assets .........................................................	-	-	-	-	-	-	-	99,601	99,601

Total assets ......................................................................	1,283,727	162,987	100,881	47,774	109,029	131,259	295,641	561,240	2,692,538

Maturity analysis of assets and liabilities (continued)

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial liabilities
Hong Kong currency notes in circulation ............................	22,742	-	-	-	-	-	-	-	22,742
Deposits by banks ...............................................................	79,100	12,029	1,957	437	2,155	1,695	9,440	616	107,429
- repos ..........................................................................	6,593	4,645	711	-	-	-	-	-	11,949
- other deposits by banks ..............................................	72,507	7,384	1,246	437	2,155	1,695	9,440	616	95,480

Customer accounts1 ............................................................	1,193,736	67,638	34,010	11,939	16,019	7,034	8,985	653	1,340,014
- personal .....................................................................	539,792	35,260	21,939	7,900	11,100	4,687	3,916	307	624,901
- corporate and commercial ..........................................	473,370	24,018	9,044	2,925	3,354	1,069	1,193	305	515,278
- financial .....................................................................	180,574	8,360	3,027	1,114	1,565	1,278	3,876	41	199,835

of which: repos ...........................................................	22,446	3,869	1,047	345	567	344	-	-	28,618

Items in the course of transmission to other banks .............	7,131	7	-	-	-	-	-	-	7,138
Trading liabilities ................................................................	240,212	29,003	4,707	1,820	5,197	3,867	9,736	10,021	304,563
- repos ..........................................................................	96,690	27,002	3,319	985	2,227	-	-	-	130,223
- debt securities in issue .................................................	380	2,001	1,388	835	2,970	3,867	9,736	10,021	31,198
- other trading liabilities ................................................	143,142	-	-	-	-	-	-	-	143,142

Financial liabilities designated at fair value ..........................	427	81	2,068	2,163	1,605	2,916	28,902	49,558	87,720
- debt securities in issue: covered bonds .........................	-	-	-	-	-	-	4,633	-	4,633
- debt securities in issue: otherwise secured ....................	-	8	2,023	-	22	2,040	228	221	4,542
- debt securities in issue: unsecured ................................	392	49	1	2,117	1,357	690	23,495	15,933	44,034
- subordinated liabilities and preferred securities ............	-	-	-	-	-	-	21	21,538	21,559
- other ..........................................................................	35	24	44	46	226	186	525	11,866	12,952

Derivatives .........................................................................	352,696	75	43	29	2,408	628	1,212	1,795	358,886
- trading ........................................................................	352,195	-	-	-	-	-	-	-	352,195
- non-trading ................................................................	501	75	43	29	2,408	628	1,212	1,795	6,691

Debt securities in issue ........................................................	23,738	12,368	6,355	2,840	27,992	11,992	29,100	5,076	119,461
- covered bonds .............................................................	-	-	1,133	422	757	2,328	1,920	486	7,046
- otherwise secured ........................................................	14,598	1,894	-	184	753	1,634	5,779	950	25,792
- unsecured ....................................................................	9,140	10,474	5,222	2,234	26,482	8,030	21,401	3,640	86,623

Liabilities of disposal groups held for sale ...........................	2,475	242	433	254	188	166	45	-	3,803
Accruals .............................................................................	3,369	4,173	907	521	1,200	232	419	842	11,663
Subordinated liabilities ........................................................	32	44	-	10	-	1,481	1,516	26,396	29,479
Other financial liabilities ....................................................	19,837	4,881	2,115	519	867	599	1,409	2,190	32,417

Total financial liabilities .....................................................	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	97,147	2,425,315

Non-financial liabilities ......................................................	-	-	-	-	-	-	-	84,094	84,094

Total liabilities ...................................................................	1,945,495	130,541	52,595	20,532	57,631	30,610	90,764	181,241	2,509,409

1 Includes US$355,980m (2012: US$366,203m) insured by guarantee schemes.

Maturity analysis of off-balance sheet commitments received

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Loan and other credit-related commitments .....................................	953	−	−	−	−	−	−	−	953

At 31 December 2012
Loan and other credit-related commitments .....................................	2,455	3	8	5	8	25	75	98	2,677

Maturity analysis of off-balance sheet commitments given

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Loan and other credit-related commitments ..................	404,598	45,255	18,770	16,927	20,242	13,320	46,652	21,839	587,603
Of which:
- personal .................................................................	148,541	14,700	454	10,683	12,131	1,273	704	6,469	194,955
- corporate and commercial .....................................	225,333	29,191	17,794	5,662	4,879	9,009	41,851	12,096	345,815
- financial ................................................................	30,724	1,364	522	582	3,232	3,038	4,097	3,274	46,833

At 31 December 2012
Loan and other credit-related commitments ..................	408,815	43,394	8,389	5,191	37,751	11,598	45,910	18,421	579,469
Of which:
- personal .................................................................	153,255	6,999	704	185	19,049	1,216	1,616	8,159	191,183
- corporate and commercial .....................................	225,899	34,368	6,365	4,951	15,412	9,488	37,179	8,593	342,255
- financial ................................................................	29,661	2,027	1,320	55	3,290	894	7,115	1,669	46,031

HSBC Holdings

Maturity analysis of assets, liabilities and off-balance sheet commitments

	At 31 December 2013
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand:
- balances with HSBC undertakings ...........................	407	-	-	-	-	-	-	-	407
Derivatives ....................................................................	2,789	-	-	-	-	-	-	-	2,789
Loans and advances to HSBC undertakings .....................	8,394	4,374	7,595	14	16	-	-	32,951	53,344
Financial investments ....................................................	23	-	8	-	-	-	330	849	1,210
Other financial assets .....................................................	10	-	-	-	-	-	-	-	10

Total financial assets .....................................................	11,623	4,374	7,603	14	16	-	330	33,800	57,760

Non-financial assets .......................................................	-	-	-	-	-	-	-	93,076	93,076

Total assets ...................................................................	11,623	4,374	7,603	14	16	-	330	126,876	150,836

Financial liabilities
Amounts owing to HSBC undertakings ...........................	3,770	12	2,234	-	1	-	463	5,205	11,685
Financial liabilities designated at fair value .....................	-	-	-	-	-	-	1,283	19,744	21,027
- debt securities in issue .............................................	-	-	-	-	-	-	1,283	6,823	8,106
- subordinated liabilities and preferred securities ........	-	-	-	-	-	-	-	12,921	12,921
Derivatives ....................................................................	704	-	-	-	-	-	-	-	704
Debt securities in issue ...................................................	-	-	1,721	-	-	-	-	1,070	2,791
Accruals .........................................................................	777	109	261	22	-	-	-	-	1,169
Subordinated liabilities ....................................................	-	-	-	-	-	-	2,210	11,957	14,167

Total financial liabilities ................................................	5,251	121	4,216	22	1	-	3,956	37,976	51,543

Non-financial liabilities ..................................................	-	-	-	-	-	-	-	206	206

Total liabilities ..............................................................	5,251	121	4,216	22	1	-	3,956	38,182	51,749

Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend .................................................	1,245	-	-	-	-	-	-	-	1,245

	At 31 December 2012
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash at bank and in hand:
- balances with HSBC undertakings ...........................	353	-	-	-	-	-	-	-	353
Derivatives ....................................................................	3,768	-	-	-	-	-	-	-	3,768
Loans and advances to HSBC undertakings .....................	6,275	2,395	3,992	-	15	35	635	28,328	41,675
Financial investments ....................................................	23	-	8	-	-	-	-	1,177	1,208
Other financial assets .....................................................	4	-	-	-	-	-	-	-	4

Total financial assets .....................................................	10,423	2,395	4,000	-	15	35	635	29,505	47,008

Non-financial assets .......................................................	-	-	-	-	-	-	-	92,476	92,476

Total assets ...................................................................	10,423	2,395	4,000	-	15	35	635	121,981	139,484

Financial liabilities
Amounts owing to HSBC undertakings ...........................	3,576	19	980	-	-	-	1,333	6,948	12,856
Financial liabilities designated at fair value .....................	-		-	-	-	-	1,258	21,937	23,195
- debt securities in issue .............................................	-	-	-	-	-	-	1,258	7,319	8,577
- subordinated liabilities and preferred securities ........	-	-	-	-	-	-	-	14,618	14,618
Derivatives ....................................................................	760	-	-	-	-	-	-	-	760
Debt securities in issue ...................................................	-	-	-	-	-	1,646	-	1,045	2,691
Accruals .........................................................................	223	171	190	21	-	-	-	-	605
Subordinated liabilities ....................................................	-	-	-	-	-	-	-	11,907	11,907

Total financial liabilities ................................................	4,559	190	1,170	21	-	1,646	2,591	41,837	52,014

Non-financial liabilities ..................................................	-	-	-	-	-	-	-	443	443

Total liabilities ..............................................................	4,559	190	1,170	21	-	1,646	2,591	42,280	52,457

Off-balance sheet commitments given
Undrawn formal standby facilities, credit lines and other commitments to lend .................................................	1,200	-	-	-	-	-	-	-	1,200

34 Offsetting of financial assets and financial liabilities

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial assets	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Financial instruments1	Cash collateral received	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Derivatives2 (Note 18) ........................	569,595	(287,330)	282,265	(215,957)	(36,387)	29,921

Reverse repos, stock borrowing and similar agreements3 .......	288,903	(88,775)	200,128	(197,287)	(57)	2,784
Classified as:
- trading assets .	39,008	(18,570)	20,438	(20,438)	-	-
- loans and advances to banks at amortised cost ...............	106,684	(15,209)	91,475	(88,711)	(39)	2,725
- loans and advances to customers at amortised cost ......................	143,211	(54,996)	88,215	(88,138)	(18)	59

Loans and advances to customers excluding reverse repos at amortised cost4 ..	192,437	(92,654)	99,783	(89,419)	-	10,364

	1,050,935	(468,759)	582,176	(502,663)	(36,444)	43,069

At 31 December 2012
Derivatives2 (Note 18) ........................	729,679	(372,229)	357,450	(271,944)	(38,915)	46,591

Reverse repos, stock borrowing and similar agreements3........	293,953	(89,089)	204,864	(202,575)	(214)	2,075
Classified as:
- trading assets .	195,112	(60,360)	134,752	(134,328)	-	424
- loans and advances to banks at amortised cost ...............	42,430	(6,969)	35,461	(33,721)	(170)	1,570
- loans and advances to customers at amortised cost ......................	56,411	(21,760)	34,651	(34,526)	(44)	81

Loans and advances to customers excluding reverse repos at amortised cost4...	172,530	(89,838)	82,692	(76,761)	-	5,931

	1,196,162	(551,156)	645,006	(551,280)	(39,129)	54,597

1 Including non-cash collateral.
2 Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3 For the amount of reverse repos, stock borrowing and similar agreements recognised in the balance sheet, see the 'Funding sources and uses' table on page 221. In the analysis above, the US$20,438m (2012: US$134,752m) of trading assets presented in the balance sheet comprised US$10,120m of reverse repos (2012: US$118,681m) and US$10,318m of stock borrowing (US$16,071m).

4 At 31 December 2013, the total amount of loans and advances to customers excluding reverse repos at amortised cost was US$992,089m (2012: US$962,972m) of which US$99,783m (2012: US$82,692m) was subject to offsetting. For the amount of loans and advances to customers excluding reverse repos at amortised cost recognised in the balance sheet, see the 'Funding sources and uses' table on page 221.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	Gross amounts of recognised financial liabilities	Gross amounts offset in the balance sheet	Amounts presented in the balance sheet	Amounts not offset in the balance sheet
				Financial instruments1	Cash collateral pledged	Net amount
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Derivatives2 (Note 18) ..........................	561,614	(287,330)	274,284	(216,596)	(29,093)	28,595

Repos, stock lending and similar agreements3 .........	282,634	(88,775)	193,859	(193,354)	(81)	424
Classified as:
- trading liabilities ............................	48,209	(18,570)	29,639	(29,625)	-	14
- deposits by banks at amortised cost .	57,914	(15,209)	42,705	(42,375)	(70)	260
- customer accounts at amortised cost .	176,511	(54,996)	121,515	(121,354)	(11)	150

Customer accounts excluding repos at amortised cost4 ....................	195,153	(92,654)	102,499	(89,394)	-	13,105

	1,039,401	(468,759)	570,642	(499,344)	(29,174)	42,124

At 31 December 2012
Derivatives2 (Note 18) ..........................	731,115	(372,229)	358,886	(275,723)	(39,594)	43,569

Repos, stock lending and similar agreements3..........	266,697	(89,089)	177,608	(176,573)	(94)	941
Classified as:
- trading liabilities ............................	197,401	(60,360)	137,041	(136,173)	-	868
- deposits by banks at amortised cost .	18,918	(6,969)	11,949	(11,857)	(92)	-
- customer accounts at amortised cost .	50,378	(21,760)	28,618	(28,543)	(2)	73

Customer accounts excluding repos at amortised cost4 ....................	180,494	(89,838)	90,656	(76,761)	-	13,895

	1,178,306	(551,156)	627,150	(529,057)	(39,688)	58,405

1 Including non-cash collateral.
2 Including amounts that are both subject to and not subject to enforceable master netting agreements and similar agreements.
3 For the amount of repos, stock lending and similar agreements recognised in the balance sheet, see the 'Funding sources and uses' table on page 221. In the analysis above, the US$29,639m (2012: US$137,041m) of trading liabilities presented in the balance sheet comprised US$17,421m of repos (2012: US$130,223m) and US$12,218m of stock lending (US$6,818m).

4 At 31 December 2013, the total amount of customer accounts excluding repos at amortised cost was US$1,361,297m (2012: US$1,311,396m) of which US$102,499m (2012: US$90,656m) was subject to offsetting. For the amount of customer accounts excluding repos at amortised cost recognised in the balance sheet, see the 'Funding sources and uses' table on page 221.

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously ('the offset criteria').

Derivatives and reverse repurchase/repurchase agreements included in the 'Amounts not offset in the balance sheet' column relate to transactions where:

• the counterparty has an offsetting exposure with HSBC and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are otherwise not satisfied; and

• cash and non-cash collateral received/pledged in respect of the transactions described above.

The Group offsets certain loans and advances to customers and customer accounts when the offset criteria are met and the amounts presented above represent this subset of the total amounts recognised in the balance sheet. Of this subset, the loans and advances to customers and customer accounts included in 'Amounts not offset in the balance sheet' column primarily relate to transactions where the counterparty has an offsetting exposure with HSBC and an agreement is in place with the right of offset but the offset criteria are otherwise not satisfied.

35 Foreign exchange exposures

Structural foreign exchange exposures

HSBC's structural foreign exchange exposures are represented by the net asset value of its foreign exchange equity and subordinated debt investments in subsidiaries, branches, joint ventures and associates with non-US dollar functional currencies. Gains or losses on structural foreign exchange exposures are recognised in other comprehensive income. HSBC's management of its structural foreign exchange exposures is discussed on page 285.

In its separate financial statements, HSBC Holdings recognises its foreign exchange gains and losses on structural foreign exchange exposures in the income statement.

Net structural foreign exchange exposures

	At 31 December
	2013	2012
	US$m	US$m
Currency of structural exposure
Pound sterling .........................................................................................................................	28,403	27,305
Euro ........................................................................................................................................	22,014	23,945
Chinese renminbi ....................................................................................................................	20,932	19,060
Hong Kong dollars ..................................................................................................................	18,974	14,466
Mexican pesos ........................................................................................................................	5,932	5,948
Brazilian reais .........................................................................................................................	5,581	6,279
Canadian dollars ......................................................................................................................	4,372	5,024
Indian rupees ...........................................................................................................................	3,222	3,967
UAE dirhams...........................................................................................................................	3,069	2,807
Saudi riyals ..............................................................................................................................	2,531	2,219
Malaysian ringgit ....................................................................................................................	2,194	2,165
Swiss francs .............................................................................................................................	1,940	2,925
Turkish lira .............................................................................................................................	1,533	1,787
Taiwanese dollars ....................................................................................................................	1,527	1,513
Australian dollars ....................................................................................................................	1,515	1,602
Korean won ............................................................................................................................	1,373	1,520
Indonesian rupiah ....................................................................................................................	1,244	1,317
Argentine pesos ......................................................................................................................	1,067	1,054
Singapore dollars .....................................................................................................................	849	874
Egyptian pounds .....................................................................................................................	739	699
Qatari rial ...............................................................................................................................	624	599
Thailand baht ..........................................................................................................................	593	653
Philippine pesos ......................................................................................................................	553	787
Others, each less than US$500m .............................................................................................	4,387	4,931

Total ......................................................................................................................................	135,168	133,446

Shareholders' equity would decrease by US$2,521m (2012: US$2,562m) if euro and sterling foreign currency exchange rates weakened by 5% relative to the US dollar.

36 Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at 31 December
	2013	2012
	US$m	US$m

Treasury bills and other eligible securities ................................................................................	6,387	4,381
Loans and advances to banks ...................................................................................................	17,733	22,074
Loans and advances to customers ............................................................................................	87,894	81,333
Debt securities .........................................................................................................................	190,095	198,671
Equity shares ...........................................................................................................................	8,816	6,255
Other ......................................................................................................................................	1,035	1,090

	311,960	313,804

The table above shows assets where a charge has been granted to secure liabilities on a legal and contractual basis. The amount of such assets may be greater than the book value of assets utilised as collateral for funding purposes or to cover liabilities. This is the case for securitisations and covered bonds where the amount of liabilities issued, plus any mandatory over-collateralisation, is less than the book value of financial assets available for funding or collateral purposes in the relevant pool of assets. This is also the case where financial assets are placed with a custodian or settlement agent which has a floating charge over all the financial assets placed to secure any liabilities under settlement accounts.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral in relation to reverse repo and stock borrowing that HSBC is permitted to sell or repledge in the absence of default is US$259,617m (2012: US$295,709m). The fair value of any such collateral that has been sold or repledged was US$186,013m (2012: US$202,662m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

37 Non-controlling interests

	At 31 December
	2013	2012
	US$m	US$m

Non-controlling interests attributable to holders of ordinary shares in subsidiaries ...................	5,900	5,159
Preferred securities issued by subsidiaries ..................................................................................	2,688	2,728

	8,588	7,887

Preferred securities issued by subsidiaries

Preferred securities are securities for which there is no obligation to pay a dividend and, if the dividend is not paid, it may not be cumulative. Such securities do not generally carry voting rights but rank higher than ordinary shares for dividend payments and in the event of a winding-up. These securities have no stated maturity date but may be called and redeemed by the issuer, subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. Dividends on floating rate preferred securities are generally related to interbank offer rates.

Included in the capital base of HSBC are non-cumulative preferred securities classified as tier 1 capital and cumulative preferred securities classified as tier 2 capital in accordance with the rules and guidance in GENPRU.

Preferred securities issued by HSBC's subsidiaries

			At 31 December
		First call date	2013 US$m	2012 US$m
HSBC USA Inc.
US$150m	Depositary shares each representing 25% interest in a share of adjustable-rate cumulative preferred stock, series D ...........................	Jul 1999	150	150
US$150m	Cumulative preferred stock ...................................................................	Oct 2007	150	150
US$518m	Floating rate non-cumulative preferred stock, series F ...........................	Apr 2010	518	518
US$374m	Floating rate non-cumulative preferred stock, series G ..........................	Jan 2011	374	374
US$374m	6.50% non-cumulative preferred stock, series H ....................................	Jul 2011	374	374

HSBC Finance Corporation
US$575m	6.36% non-cumulative preferred stock, series B ....................................	Jun 2010	559	559

HSBC Bank Canada
CAD175m	Non-cumulative redeemable class 1 preferred shares, series C ................	Jun 2010	164	176
CAD175m	Non-cumulative class 1 preferred shares, series D ..................................	Dec 2010	164	176
CAD250m	Non-cumulative 5 year rate reset class 1 preferred shares, series E ........	Jun 2014	235	251

			2,688	2,728

38 Called up share capital and other equity instruments

Issued and fully paid

HSBC Holdings ordinary shares of US$0.50 each

	At 31 December
	2013	2012
	US$m	US$m

HSBC Holdings ordinary shares1 ..............................................................................................	9,415	9,238

	Number	US$m

At 1 January 2013 ..................................................................................................................	18,476,008,664	9,238
Shares issued under HSBC employee share plans ......................................................................	120,033,493	60
Shares issued in lieu of dividends ..............................................................................................	233,964,882	117

At 31 December 2013 .............................................................................................................	18,830,007,039	9,415

At 1 January 2012 ..................................................................................................................	17,868,085,646	8,934
Shares issued under HSBC employee share plans ......................................................................	238,587,766	119
Shares issued in lieu of dividends ..............................................................................................	369,335,252	185

At 31 December 2012 .............................................................................................................	18,476,008,664	9,238

HSBC Holdings non-cumulative preference shares of US$0.01 each

	Number	US$m

At 1 January 2013 and 31 December 20132 ............................................................................	1,450,000	-
At 1 January 2012 and 31 December 2012 ..............................................................................	1,450,000	-

1 All HSBC Holdings ordinary shares in issue confer identical rights, including in respect of capital, dividends and voting.
2 Included in the capital base of HSBC as tier 1 capital in accordance with the rules and guidance in GENPRU.

Dividends on the HSBC Holdings non-cumulative dollar preference shares in issue ('dollar preference shares') are paid quarterly at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the dollar preference shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the PRA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the dollar preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings may not declare or pay dividends on any class of its shares ranking lower in the right to dividends than the dollar preference shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the dollar preference shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the dollar preference shares for the then current dividend period. The dollar preference shares carry no rights to conversion into ordinary shares of HSBC Holdings. Holders of the dollar preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings if the dividend payable on the dollar preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of the dollar preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings has paid a full dividend on the dollar preference shares. HSBC Holdings may redeem the dollar preference shares in whole at any time on or after 16 December 2010, subject to prior notification to the PRA.

HSBC Holdings non-cumulative preference share of £0.01

The one non-cumulative sterling preference share of £0.01 in issue ('sterling preference share') has been in issue since 29 December 2010 and is held by a subsidiary of HSBC Holdings. Dividends on the sterling preference share are paid quarterly at the sole and absolute discretion of the Board. The sterling preference share carries no rights of conversion into ordinary shares of HSBC Holdings and no rights to attend and vote at general meetings of shareholders of HSBC Holdings. HSBC Holdings may redeem it in whole at any time at the option of the Company.

Other equity instruments

Other equity instruments which have been included in the capital base of HSBC were issued in accordance with the rules and guidance in the PRA's GENPRU. These securities may be called and redeemed by HSBC subject to prior notification to the PRA. If not redeemed at the first call date interest coupons remain unchanged.

Tier 1 capital securities

Tier 1 capital securities are perpetual subordinated securities on which coupon payments may be deferred at the discretion of HSBC Holdings. While any coupon payments are unpaid or deferred, HSBC Holdings will not declare, pay dividends or make distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Such securities do not generally carry voting rights but rank higher than ordinary shares for coupon payments and in the event of a winding-up.

At HSBC Holdings' discretion, and subject to certain conditions being satisfied, the capital securities may be exchanged on any coupon payment date for non-cumulative preference shares to be issued by HSBC Holdings and ranking pari passu with the dollar and sterling preference shares in issue. The preference shares would be issued at a nominal value of US$0.01 per share and a premium of US$24.99 per share, with both such amounts being subscribed and fully paid.

HSBC's qualifying tier 1 capital securities in issue which are accounted for in equity

			At 31 December
		First call date	2013 US$m	2012 US$m

US$2,200m	8.125% perpetual subordinated capital securities ...................................	Apr 2013	2,133	2,133
US$3,800m	8.00% perpetual subordinated capital securities, Series 2 ........................	Dec 2015	3,718	3,718

			5,851	5,851

Shares under option

For details of the options outstanding to subscribe for HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan, the HSBC Share Plan and HSBC Holdings savings-related share option plans, see Note 7.

Aggregate options outstanding under these plans

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2013 .........................................	119,085,250	2013 to 2019	£3.3116 - 7.9911
	24,215,341	2013 to 2018	HK$37.8797 -92.5881
	1,574,652	2013 to 2018	€3.6361 - 7.5571
	3,997,069	2013 to 2018	US$4.8876 - 11.8824

31 December 2012 ...........................................	159,703,771	2013 to 2018	£3.3116 - 7.9911
	31,637,840	2013 to 2018	HK$37.8797 - 94.5057
	2,180,263	2013 to 2018	€3.6361 - 9.5912
	6,488,894	2013 to 2018	US$4.8876 - 12.0958

31 December 2011 ...........................................	216,078,250	2012 to 2017	£3.3116 - 7.9911
	45,422,511	2012 to 2017	HK$37.8797 - 94.5057
	3,176,265	2012 to 2017	€3.6361 - 9.5912
	9,752,066	2012 to 2017	US$4.8876 - 12.0958

HSBC Bank Bermuda plans

Upon the acquisition of HSBC Bank Bermuda Limited ('HSBC Bank Bermuda') in 2004, all outstanding options over HSBC Bank Bermuda shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda Share) by the average price of HSBC Holdings ordinary shares over the five-day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same exchange ratio.

During 2012 and 2013 there were no options exercised over HSBC Holdings ordinary shares and no shares were delivered from the HSBC (Bank of Bermuda) Employee Benefit Trust 2004. During 2013, options over 149,924 (2012: 880,983) HSBC Holdings ordinary shares lapsed.

At 31 December 2013, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held nil (2012: 2,108,830) HSBC Holdings ordinary shares.

Options outstanding over HSBC Holdings ordinary shares under the HSBC Bank Bermuda share plan

	Number of HSBC Holdings ordinary shares	Period of exercise	Exercise price

31 December 2013................................................	-	2013	US$9.32 - 10.33
31 December 2012 .................................................	149,924	2013	US$9.32 - 10.33
31 December 2011 .................................................	1,030,907	2012 to 2013	US$9.32 - 15.99

Maximum obligation to deliver HSBC Holdings ordinary shares

At 31 December 2013, the maximum obligation to deliver HSBC Holdings ordinary shares under all of the above option arrangements, together with GPSP awards and restricted share awards granted under the HSBC Share Plan and/or the HSBC Share Plan 2011, was 265,534,885 (2012: 364,082,766). The total number of shares at 31 December 2013 held by employee benefit trusts that may be used to satisfy such obligations to deliver HSBC Holdings ordinary shares was 12,068,136 (2012: 18,009,459).

39 Notes on the statement of cash flows

Other non-cash items included in profit before tax

	HSBC			HSBC Holdings
	2013	2012	2011	2013	2012
	US$m	US$m	US$m	US$m	US$m

Depreciation, amortisation and impairment ............	2,330	2,531	3,135	35	457
Gains arising from dilution of interests in associates	(1,051)	-	(208)	-	-
Revaluations on investment property .....................	(113)	(72)	(118)	-	-
Share-based payment expense .................................	630	988	1,162	49	55
Loan impairment losses gross of recoveries and other credit risk provisions .................................	7,356	9,358	13,553	-	-
Provisions ..............................................................	2,578	5,732	2,199	-	-
Impairment of financial investments ......................	(36)	519	808	-	-
Charge/(credit) for defined benefit plans .................	121	476	(140)	-	-
Accretion of discounts and amortisation of premiums ............................................................................	180	246	(513)	(10)	23

	11,995	19,778	19,878	74	535

Change in operating assets

	HSBC			HSBC Holdings
	2013	2012	2011	2013	2012
	US$m	US$m	US$m	US$m	US$m

Change in loans to HSBC undertakings ....................	-	-	-	(11,669)	(3,451)
Change in prepayments and accrued income ............	(1,568)	557	1,907	(65)	(5)
Change in net trading securities and net derivatives .	(24,870)	(36,829)	27,058	923	(507)
Change in loans and advances to banks ....................	(21,578)	1,083	2,618	-	-
Change in loans and advances to customers .............	(100,115)	(72,619)	(30,853)	-	-
Change in financial assets designated at fair value ....	(4,922)	(2,698)	(583)	-	-
Change in other assets .............................................	4,154	(6,015)	(7,559)	16	(48)

	(148,899)	(116,521)	(7,412)	(10,795)	(4,011)

Change in operating liabilities

	HSBC			HSBC Holdings
	2013	2012	2011	2013	2012
	US$m	US$m	US$m	US$m	US$m

Change in accruals and deferred income ...................	3,085	78	(800)	248	10
Change in deposits by banks ....................................	22,975	(5,393)	2,238	-	-
Change in customer accounts ...................................	150,262	90,071	48,401	-	-
Change in debt securities in issue ..............................	(15,381)	(11,552)	(14,388)	98	86
Change in financial liabilities designated at fair value .............................................................................	994	2,549	5,468	(550)	2,464
Change in other liabilities ........................................	2,822	13,317	3,093	(857)	391

	164,757	89,070	44,012	(1,061)	2,951

Cash and cash equivalents

	HSBC			HSBC Holdings
	2013	2012	2011	2013	2012
	US$m	US$m	US$m	US$m	US$m

Cash at bank with HSBC undertakings ......................	-	-	-	407	353
Cash and balances at central banks ...........................	166,599	141,532	129,902	-	-
Items in the course of collection from other banks ..	6,021	7,303	8,208	-	-
Loans and advances to banks of one month or less ..	164,591	148,232	169,858	-	-
Treasury bills, other bills and certificates of deposit less than three months .........................................	15,980	25,379	26,226	-	-
Less: items in the course of transmission to other banks ...................................................................	(6,910)	(7,138)	(8,745)	-	-

	346,281	315,308	325,449	407	353

Interest and dividends

	HSBC			HSBC Holdings
	2013	2012	2011	2013	2012
	US$m	US$m	US$m	US$m	US$m

Interest paid ............................................................	(17,262)	(18,412)	(23,125)	(2,705)	(2,661)
Interest received ......................................................	50,823	61,112	66,734	1,986	1,759
Dividends received ...................................................	1,133	766	602	20,925	13,709

The amount of cash and cash equivalents not available for use by HSBC at 31 December 2013 was US$38,019m (2012: US$32,368m), of which US$21,811m (2012: US$20,464m) related to mandatory deposits at central banks.

Disposal of subsidiaries and businesses

In October 2013, we completed the disposal of HSBC Bank (Panama) S.A., receiving total cash consideration of US$2,210m which is included under 'Cash flow from investing activities' in the Consolidated statement of cash flows on page 420. The effect of disposals of subsidiaries and businesses in 2012 is tabulated below.

	2012
	US cards business	US branch network	Other disposals	Total
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks ........................................................	-	-	799	799
Loans and advances to customers .................................................	26,748	2,091	3,632	32,471
Financial investments ..................................................................	-	-	924	924
Prepayments and accrued income .................................................	572	-	53	625
Goodwill and intangible assets .......................................................	318	7	276	601
Other assets .................................................................................	369	68	1,618	2,055

Total assets excluding cash and cash equivalents ...........................	28,007	2,166	7,302	37,475

Liabilities
Deposits by banks ........................................................................	-	-	385	385
Customer accounts .......................................................................	-	13,199	5,986	19,185
Liabilities under insurance contracts .............................................	-	-	1,080	1,080
Other liabilities ............................................................................	161	7	1,012	1,180

Total liabilities .............................................................................	161	13,206	8,463	21,830

Aggregate net assets at date of disposal, excluding cash and cash equivalents ...............................................................................	27,846	(11,040)	(1,161)	15,645
Non-controlling interests disposed ...............................................	-	-	(81)	(81)
Gain on disposal including costs to sell .........................................	3,148	864	355	4,367
Add back: costs to sell ..................................................................	72	15	56	143

Selling price .................................................................................	31,066	(10,161)	(831)	20,074

Satisfied by:
Cash and cash equivalents received/(paid) as consideration ........	31,066	(10,091)	(542)	20,433
Cash and cash equivalents sold ..................................................	-	(70)	(321)	(391)

Cash consideration received/(paid) up to 31 December 2012 ....	31,066	(10,161)	(863)	20,042
Cash still to be received at 31 December 2012 ..........................	-	-	32	32

Total cash consideration ..........................................................	31,066	(10,161)	(831)	20,074

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014